FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

NET CAPITAL

Total members' equity	$	438,344
Less nonallowable assets:		
Due from affiliate		(24,401)
Furniture and equipment, net		(127,530)
Other assets		(8,410)
		(160,341)

NET CAPITAL	$	278,003

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000

EXCESS NET CAPITAL	$	178,003

AGGREGATE INDEBTEDNESS	$	82,669

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.297 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.